SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

(Amendment No. _______)*

Cable TV Fund 14-A, Ltd.
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

126922400
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[x]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 13)

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
            Madison/AG Partnership Value Partners II

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [x]
      (b)   [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

            8

6.    SHARED VOTING POWER

            0

7.    SOLE DISPOSITIVE POWER

            8

8.    SHARED DISPOSITIVE POWER

            0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            8

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*      [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .001%

12.   TYPE OF REPORTING PERSON*

            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
            Madison/AG Partnership Value Partners III

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [x]
      (b)   [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

            7,869

6.    SHARED VOTING POWER

            0

7.    SOLE DISPOSITIVE POWER

            7,869

8.    SHARED DISPOSITIVE POWER

            0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            7,869

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*      [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.918%

12.   TYPE OF REPORTING PERSON*

            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
            ISA Partnership Liquidity Investors

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [x]
      (b)   [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

            186

6.    SHARED VOTING POWER

            0

7.    SOLE DISPOSITIVE POWER

            186

8.    SHARED DISPOSITIVE POWER

            0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            186

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*      [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .1163%

12.   TYPE OF REPORTING PERSON*

            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
            Cobble Hill Investments, LP

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   [x]
      (b)   [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

            10

6.    SHARED VOTING POWER

            0

7.    SOLE DISPOSITIVE POWER

            10

8.    SHARED DISPOSITIVE POWER

            0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            10

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*      [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .001%

12.   TYPE OF REPORTING PERSON*

            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1(a).  Name of Issuer:

      Cable TV Fund 14-A, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      9697 E. Mineral Ave.
      P.O. Box 3309
      Englewood, Colorado 80155

Item 2(a).  Name of Person Filing:

      The names of the persons filing this statement on Schedule 13G are: Madison/AG Partnership Value Partners II, a Delaware partnership ("AG II"), Madison/AG Partnership Value Partners III, a Delaware partnership ("AG III"), ISA Partnership Liquidity Investors, a Delaware partnership ("ISA"), and Cobble Hill Investments, LP, a Delaware partnership ("Cobble Hill").

      The controlling partner of AG II is Madison Realty
      Partners IV, LLC, a Delaware limited liability company of which Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), is the controlling member.

      The controlling partner of AG III is Madison Realty
      Partners 6, LLC, a Delaware limited liability company of which MAIP is the controlling member.

      The controlling partner of ISA is Madison Realty Partners
      7, LLC, a Delaware limited liability company of which MAIP is the controlling member.

      The controlling partner of Cobble Hill is Carnegie Hill
      Investments, LLC, a Delaware limited liability company of which MAIP is the controlling member.

      The controlling members of MAIP are: The Harmony Group II, LLC, a Delaware limited liability company of which Bryan E. Gordon is the Managing Member, and First Equity Realty, LLC, a New York limited liability company of which Ronald M. Dickerman is the Managing Member.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:

      The business address of each of the entities listed above, Ronald M. Dickerman and Bryan E. Gordon is P.O. Box 7533,
      Incline Village, Nevada 89452.

Item 2(c).  Citizenship:

      See Item 2(a) above.

Item 2(d).  Title of Class of Securities:

      Limited Partnership Interests ("Interests")

Item 2(e).  CUSIP Number: 126922400
Item 3.     If This Statement is Filed Pursuant to Rule 13d-
            1(b), or 13d-2(b) or (c), Check Whether the Person
            Filing is a:

            (a) [ ]     Broker or dealer registered under
            Section 15 of the Exchange Act.

            (b) [ ]     Bank as defined in Section 3(a)(6) of
            the Exchange Act.

            (c) [ ]     Insurance company defined in Section
            3(a)(19) of the Exchange Act.

            (d) [ ]     Investment company registered under
            Section 8 of the Investment Company Act.

            (e) [ ]     An investment adviser in accordance with
            Rule 13d-1(b)(1)(ii)(E).

            (f) [ ]     An employee benefit plan or endowment
            fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ]     A parent holding company or control
            person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ]     A savings association as defined in
            Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ]     A church plan that is excluded from the
            definition of an investment company under Section
            3(c)(14) of the Investment Company Act;

            (j) [ ]     Group, in accordance with Rule
            13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box [x]
Item 4.     Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned: The reporting persons have beneficial ownership of an aggregate of 8,073
             Interests.

       (b) Percent of class: The reporting persons have beneficial ownership of an aggregate of 5.046% of all of the outstanding Interests.

       (c)   Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: AG II has sole power to vote or direct the vote of 8 Interests. AG III has sole power to vote or direct the vote of 7,869 Interests. ISA has sole power to vote or direct the vote of 186 Interests. Cobble Hill has sole power to vote or direct the vote of 10 Interests.

         (ii)  Shared power to vote or to direct the vote:

                Not applicable.

             (iii) Sole power to dispose or to direct the disposition of: AG II has sole power to dispose or direct the disposition of 8 Interests. AG III has sole power to dispose or direct the disposition of 7,869 Interests. ISA has sole power to dispose or direct the disposition of 186 Interests. Cobble Hill has sole power to dispose or direct the disposition of 10 Interests

         (iv) Shared power to dispose or to direct the disposition of:

                Not applicable.

       Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

       Not applicable.
Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.


Item 8.      Identification and Classification of Members of the
             Group.

       See Item 2(a).

Item 9.      Notice of Dissolution of Group.

       Not applicable.

Item 10.     Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 5, 1999

                MADISON/AG PARTNERSHIP VALUE PARTNERS II

                By: Madison Realty Partners IV, LLC
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director


                MADISON/AG PARTNERSHIP VALUE PARTNERS III

                By: Madison Realty Partners 6, LLC,
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director


                ISA PARTNERSHIP LIQUIDITY INVESTORS

                By: Madison Realty Partners 7, LLC,
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director

                COBBLE HILL INVESTMENTS, LP

                By: Carnegie Hill Investment, LLC,
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the limited partnership interests of Cable TV Fund 14-A, Ltd. dated February 5, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 5, 1999

                MADISON/AG PARTNERSHIP VALUE PARTNERS II

                By: Madison Realty Partners IV, LLC
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director


                MADISON/AG PARTNERSHIP VALUE PARTNERS III

                By: Madison Realty Partners 6, LLC,
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director


                ISA PARTNERSHIP LIQUIDITY INVESTORS

                By: Madison Realty Partners 7, LLC,
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director

                COBBLE HILL INVESTMENTS, LP

                By: Carnegie Hill Investment, LLC,
                        as General Partner

                By: Madison Avenue Investment Partners, LLC,
                        as Member


                        By: /s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director